SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
94 Em-Ha’moshavot Road
Park Azorim, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

 CyberArk Software Ltd. (the “Company”), today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held at 4:30 p.m. (Israel time) on June 10, 2015, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel. At the Meeting, the Company’s shareholders voted on the following proposals:

1)
To re-elect each of (a) Ehud (Udi) Mokady and (b) David Schaeffer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2018 and until their respective successors are duly elected and qualified.

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law: (i) an increase in the annual base salary of the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady, and (ii) a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to Mr. Mokady.

(3)
To approve an amendment to the 2014 Share Incentive Plan to increase the percentage of the Company’s outstanding share capital (from 2% to 4%) and the absolute number of ordinary shares (from  two million to four million) by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision of that plan.

(4)
To approve a one-time increase in the number of ordinary shares available for issuance under the 2014 Share Incentive Plan by 2% of the total number of outstanding ordinary shares as of December 31, 2014.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2015 and until the 2016 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to fix such accounting firm’s annual compensation.

Each proposal was described in the Company’s proxy statement that was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 8, 2015. As of May 8, 2015, the record date for the Meeting, 30,822,120 ordinary shares were outstanding. There were 22,129,892 ordinary shares present in person or represented by proxy at the Meeting. Each matter voted upon was duly approved.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 11, 2015	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

3